Free Writing Prospectus

Filed pursuant to Rule 433(d)

Registration Statement No. 333-156118

June 23, 2009

AB SVENSK EXPORTKREDIT
(Swedish Export Credit Corporation)

Callable Notes Linked to the SIFMA Municipal Swap Index and Three-month U.S. Dollar LIBOR

Due June 2034

Final Term Sheet

Issuer:	AB Svensk Exportkredit (Swedish Export Credit Corporation)

Dealer:	J.P. Morgan Securities Inc.

Type:	U.S. Medium Term Note

Principal Amount:	US$15,000,000

Denominations:	US$100,000

Trade Date:	June 23, 2009

Original Issue Date:	June 30, 2009

Maturity Date:	June 30, 2034

Issue Price:	100.00%

Interest Rate:

Min(Max(0%, 8.25% + 10 *(0.67 * Average Three-month U.S. Dollar LIBOR — Average SIFMA Index Value)),12%)

The maximum Interest Rate shall be 12.00% per annum (or 6.00% in any semi-annual period), and the minimum Interest Rate shall be 0.00%.

Accrual Determination Date:	For each calendar day during an Interest Payment Period, the immediately preceding Thursday, provided that if such day is not a Business Day, the following day that is a Business Day.

Average Three-month U.S. Dollar LIBOR Rate:

On any Interest Payment Date, the daily weighted average of Three-month LIBOR for each calendar day in the Interest Period ending immediately before such Interest Payment Date. For the purposes of this definition, Three-month LIBOR for each of the calendar days in an Interest Period will be the rate established on the Accrual Determination Date for each calendar day, provided that for the period commencing five Business Days before any Interest Payment Date, Three-month LIBOR for each calendar day in such period will be determined by reference to the rate established on the Accrual Determination Date immediately preceding that period. Three-month LIBOR is reset weekly on each Accrual Determination Date; however, the calculation of the Average Three-Month U.S. Dollar LIBOR Rate takes into account each calendar day in an Interest Period (including the date of determination).

Three-month LIBOR:

The rate for deposits in U.S. Dollars for a period of three months that appears on Telerate Page 3750 under the heading “3mo” at 11:00 a.m. (London time) on the second London Business Day before the Accrual Determination Date (“LIBOR Determination Date”). If

such rate does not appear on Telerate Page 3750 on such date, the rate for such date shall be determined as if LIBOR Reference Banks were the applicable rate.

LIBOR Reference Banks:

The rate determined by the Calculation Agent to be the mean (rounded if necessary to the fifth decimal place, with 0.000005 being rounded upwards) of the offered rates for deposits in U.S. dollars for a period of three months that at least three major banks in London, selected by the Calculation Agent, are offering to prime banks in London interbank market, at 11:00 a.m. (London time) on the relevant LIBOR Determination Date. If on any LIBOR Determination Date fewer than three of such offered rates are available, the rate shall be determined by the Calculation Agent in its sole discretion.

Average SIFMA Index Value:

For any Interest Payment Date, the daily weighted average of the SIFMA Index for the Interest Period ending immediately before such Interest Payment Date. For the purposes of this definition, the SIFMA Index for each of the calendar days in an Interest Period will be the level established on the Accrual Determination Date for each calendar day, provided that for the period commencing five Business Days before any Interest Payment Date, the SIFMA Index for each calendar day in such period will be determined by reference to the level established on the Accrual Determination Date immediately preceding that period. The SIFMA Index is reset weekly on each Accrual Determination Date; however, the calculation of the Average SIFMA Index Value takes into account each day in the Interest Period (including the date of determination).

SIFMA Index:

Information regarding the SIFMA Index is derived from publicly available sources prepared by SIFMA and Municipal Market Data. We have not confirmed the accuracy or completeness of such information, and do not make any representation as to the accuracy or completeness of such information.

The SIFMA Index is the Securities Industry and Financial Markets Association (SIFMA) Municipal Swap Index produced by Municipal Maket Data (“MMD”), a Thomson Financial Services company, which produces the Bond Market Association Municipal Swap IndexTM. It is a seven-day high-grade market index comprised of tax-exempt variable-rate demand obligations (“VRDOs”) from MMD’s database of VRDO issues. The index has been in existence since 1991 and it is the most common index for U.S. municipal swaps and derivatives. The SIFMA Index is published on Wednesday and effective on Thursday (unless such day is not a Business Day, in which case it is the next succeeding Business Day). The weekly SIFMA Index is the non-weighted average of the weekly rates of various VRDO issues included in the SIFMA Index for that week. In the event that the SIFMA Index is no longer published, then the Calculation Agent will select an appropriate alternative index or other measure of tax-exempt VRDO rates for the purposes of determining the Average SIFMA Index.

J.P. Morgan Securities Inc. has been granted permission for use of the SIFMA Index in connection with the notes, as more fully described in the pricing supplement for this offering. The notes are not sponsored, endorsed, sold or promoted by MMD. MMD makes no representation, warranty or condition regarding the advisability of investing in the notes.

The SIFMA Index is available on Bloomberg under MUNIPSA INDEX <GO> or through SIFMA at: www.sifma.org

Interest Payment Date:

Semi-annual, scheduled for each June 30 and December 30 on which we expect to pay Interest, if any, in cash, commencing on December 30, 2009 to and including the Maturity Date. If any Interest Payment Date, as originally scheduled, is not a Business Day, then the Interest Payment Date will be the next succeeding Business Day, unless that succeeding Business Day would fall in the next calendar month, in which case such Interest Payment Date will be the immediately preceding Business Day.

Interest Period:

Each six-month period from and including the Original Issue Date or any Interest Payment Date to but excluding the next Interest Payment Date or the Maturity Date. During each Interest Period, interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

Call Right:	Issuer has the right to call the Note at 100.00% with five Business Days’ notice on any Interest Payment Date beginning with the Interest Payment Date scheduled for June 30, 2014.

Day Count Fraction:	30 / 360, unadjusted

Business Day:

Any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in the City of New York or London (a “New York Business Day” and a “London Business Day,” respectively).

CUSIP:	00254EJB9

Calculation Agent:	J.P. Morgan Securities Inc.

Listing:	Not listed

The Issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents without cost by searching the SEC online database (EDGAR®) on the SEC website at www.sec.gov. Alternatively, the Issuer or J.P. Morgan Securities Inc. will arrange to send you the prospectus and this term sheet if you so request by calling toll-free 866-535-9248.